UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Forward Looking Statements

This release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “objective,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “milestone,” “designed to,” “proposed” or other similar expressions that predict or imply future events, trends, terms and/or conditions or that are not statements of historical matters. Such forward-looking statements are based on current expectations and projections about future events and various assumptions. The Company cautions readers of this release that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control, that could cause the actual results to differ materially from the expected results.

The Company’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC by the Company outline certain of these risks and uncertainties which may cause actual results to differ. Forward-looking statements should be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this release. The Company expressly disclaims any obligation or undertaking (except as required by applicable law) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About ReNew

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew’s clean energy portfolio of ~19.2 GW (including 1.5 GW of BESS) on a gross basis as of February 12, 2026, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that are increasingly integral to addressing climate change. In addition, ReNew has 6.5 GW of solar module and 2.5 GW of solar cell manufacturing capacity and is expanding its solar cells manufacturing by 4 GW. For more information, visit www.renew.com and follow us on LinkedIn, Facebook, X, and Instagram.

Press Enquiries

pr@renew.com

Investor Enquiries
Anunay Shahi
Nitin Vaid
ir@renew.com

Other events

On March 24, 2026, ReNew Energy Global Plc ("ReNew"), India's leading decarbonization solutions company, announced that it has agreed to sell its 100 MW/117.5 MWp solar project in Tamil Nadu to the Technique Solaire Group at an enterprise value of ~$49 million*. A definitive agreement to this effect was signed on 23 March 2026, between JLT Energy 9, the India focused investment and acquisition arm and a wholly owned subsidiary of JLT Invest, France and ReNew Solar Power Private Limited for sale of ReNew Solar Energy (Rajasthan) Private Limited ("RSERPL"). The transaction is expected to close following customary conditions and is projected to generate approximately $24 million* in cash inflow for ReNew, subject to closing adjustments.

ReNew Solar Energy (Rajasthan), located in Tamil Nadu was commissioned in September 2019. The project has a 25-year Power Purchase Agreement (PPA) with Tamil Nadu Generation and Distribution Corporation Limited (TANGEDCO) at a fixed tariff of INR 3.47 per unit and is ReNew’s only commissioned project in this state. The project has been operational and revenue generating for more than six years. In 2024-25, the solar project delivered a net PLF of 18.55%.

*based on the exchange rate of $1 = INR 93.93

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 24, 2026	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer